                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM F-X

          APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

     A.  Name of issuer or person filing (the "Filer"):

            Computershare Trust Company of Canada
        --------------------------------------------------------

     B.  (1) This is:

     X   An original filing for the Filer.

      _    An amended filing for the Filer.

           (2) Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9)

     C.  Identify the filing in conjunction with which this Form is being filed:

Name of registrant                          DOMTAR INC.
         -----------------------------------------------------------------------

Form type                                FORM F-10
         -----------------------------------------------------------------------

File number (if known)
         -----------------------------------------------------------------------

Filed by                               DOMTAR INC.
         -----------------------------------------------------------------------

Date filed (if filed concurrently, so indicate)               December 10, 2002,
                                                concurrently herewith
         -----------------------------------------------------------------------

     D. The Filer is incorporated or organized under the federal laws of Canada and has its principal place of business at:

                       1500 University Street, 7th Floor
                            Montreal, Quebec H3A 3S8
                               Tel: 514-982-7888

     E. The Filer designates and appoints CT Corporation System (the "Agent") located at:

                         111 Eighth Avenue, 13th Floor
                            New York, New York 10011
                                 (212) 894-8600

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

          (a) Any investigation or administrative proceeding conducted by the Commission; and

          (b) Any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 on December 10, 2002 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

     F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities under the warrant agreement to be entered into between the Registrant and the Filer remain outstanding.

     The Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

     G. The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Form F-10; the securities to which such Form F-10 relates; and the transactions in such securities.

     The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Montreal, province of Quebec, country of Canada, this 10th day of December, 2002.

                                          COMPUTERSHARE TRUST COMPANY OF CANADA

                                          By: /s/ NELIA ANDRADE
                                            ------------------------------------

                                              Name: Nelia Andrade
                                              Title:  Manager, Corporate Trust
                                              Date: December 10, 2002

     This statement has been signed by the following person in the capacity and on the date indicated.
                                          CT CORPORATION SYSTEM,
                                          As agent for service of process for
                                          Computershare Trust Company of Canada

                                          By: /s/ ROBIN LAPETERS
                                            ------------------------------------

                                              Name: Robin LaPeters
                                              Title:  Assistant Secretary
                                              Date: December 10, 2002